                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 11)


                        PRICE COMMUNICATIONS CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                    741437305
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                                 (CUSIP Number)


                                PETER G. SAMUELS
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3335
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 14, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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                                     13D
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CUSIP NO. 741437305                                      PAGE 2 OF 4 PAGES
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1        NAME OF REPORTING PERSONS                              Robert Price
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                (b) / /
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3        SEC USE ONLY
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4        SOURCE OF FUNDS                                        N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(D)                / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                   United States
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           NUMBER OF               7    SOLE VOTING POWER       6,203,100
            SHARES               -----------------------------------------------
         BENEFICIALLY              8   SHARED VOTING POWER      0
           OWNED BY              -----------------------------------------------
             EACH                  9   SOLE DISPOSITIVE POWER   6,203,100
          REPORTING              -----------------------------------------------
         PERSON WITH               10   SHARED DISPOSITIVE POWER   0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 6,203,100
         EACH REPORT PERSON
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [  ]
         EXCLUDES CERTAIN SHARES
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     11.2%
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14       TYPE OF REPORTING PERSON                               IN
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

         This Amendment No.11 amends and supplements the Schedule 13D, as amended, filed by Robert Price relating to the shares of common stock, par value $0.01 per share, of Price Communications Corporation (the "Common Stock").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The response to Item 5 is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof:

         (a) Aggregate Number or Percentage of Shares of Common Stock Outstanding Beneficially Owned by the Reporting Person

                  As of November 14, 2000, Mr. Price beneficially owned 6,203,100 shares of Common Stock or approximately 11.2% of the 55,546,917 shares of Common Stock outstanding on October 31, 2000. Excludes approximately 7.5 million shares owned by Mr. Price's grandchildren as to which he disclaims legal and beneficial ownership.

         (b)      Number of Shares and Power to Vote

                  As of November 14, 2000, Mr. Price has the sole power to vote the shares and the sole power to dispose of the shares listed under Item 5(a).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The response to Item 6 is hereby amended by inserting the following:

         On November 14, 2000, Robert Price and Kim Pressman (the "Stockholders") entered into a voting agreement (the "Voting Agreement") with Verizon Wireless Inc. ("Verizon") in order to induce Verizon to enter into the Transaction Agreement, dated November 14, 2000 (the "Transaction Agreement") with Price Communications Corporation, Price Communications Cellular Inc., Price Communications Wireless, Inc. ("Price Wireless") and Price Communications Cellular Holdings, Inc. (collectively, the "Price Corporations"). Pursuant to the Voting Agreement, the Stockholders agreed to vote all of their shares of Common Stock to approve and adopt the Transaction Agreement and all transactions contemplated by the Transaction Agreement at any meeting of the stockholders of Price Communications Corporation, and at any adjournment thereof, at which such Transaction Agreement and other related agreements (or any amended version thereof), or the transactions contemplated by the Transaction Agreement, are submitted for consideration and vote of the stockholders of Price Communications Corporation. The Stockholders also agreed that they would not vote any of their shares of Common Stock in favor of (other than a binding written agreement concerning an Acquisition Proposal (as defined below) that constitutes a Superior Proposal (as defined below) (an "Alternative Agreement") entered into in accordance with the Transaction Agreement and matters relating to, or in connection with the Alternative Agreement) the approval of any (i) Acquisition Proposal (as defined in the Transaction Agreement), (ii) action or set of actions which, if consummated, would constitute a change of control of the Price Corporations (other than Price Communications Corporation), (iii) reorganization, recapitalization, liquidation or winding up of Price Communications Corporation or any other extraordinary transaction involving Price Communications Corporation, (iv) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Transaction Agreement or (v) other matters relating to, or in connection with, any of the foregoing matters.

         Each Stockholder granted a proxy to Verizon, appointing Verizon as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholders name, to vote, express consent or dissent, or otherwise use such voting power as provided above.

         Each Stockholder agreed that they would not, without the prior written consent of Verizon, directly or indirectly (other than pursuant to the terms of the Voting Agreement and except that Kim Pressman is permitted to transfer up to 3,000 shares of Price Communications Corporation in bona fide gifts), (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of their shares (other than the proxy granted to Verizon) or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any of their Shares during the term of the Voting Agreement. Each Stockholder also agreed that they would not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement.

         Each Stockholder agreed that each of the Price Corporations and Price Communications Corporation will not, and will not permit their officers, directors, affiliates, related entities, agents or representatives (other than as permitted by the Transaction Agreement) to (i) solicit, initiate, knowingly encourage, conduct or engage in any substantive discussions, or enter into any agreement or understanding with any other person or entity regarding (a) the transfer, directly or indirectly, of any of the capital stock of any of the Price Corporations any material portion of the assets of any of the Price Corporations or the business of Price Wireless which would reasonably anticipated in the case of Price Communications Corporation to result in a change of control (other than an event that is a change of control as a result of any Acquisition Proposal involving the assets to be contributed to Verizon, any class of equity or voting securities of any Price Corporation (other than Price Communications Corporation) or any one or more of the Price Wireless' subsidiaries), (b) any investment by any other person or entity in capital stock of any of the Price Corporations or the business of Price Wireless (other than in the case of Price Communications Corporation, such investments which will not, or are reasonably likely not to constitute a change of control (other than an event that is a change of control as a result of any Acquisition Proposal involving the assets to be contributed to Verizon, any class of equity or voting securities of any Price Corporation (other than Price Communications Corporation) or any one or more of the Price Wireless' subsidiaries), or (c) any joint venture relating to the business of Price Wireless or other similar transaction involving any of the Price Corporations or the business of Price Wireless; or (ii) disclose any nonpublic information relating to any of the Price Corporations or the business of Price Wireless, or afford access to the properties, books or records of any of the Price Corporations that relate, in whole or in part, to the business of Price Wireless, to any other person or entity that may be considering acquiring or has acquired an interest in any of the Price Corporations or the business of Price Wireless or engaging in any transaction of the type described in clause (i) above.

         "Acquisition Proposal" means, other than the transactions contemplated by the Transaction Agreement, any offer or proposal for, any indication of interest in, or any submission of inquiries from any third party relating to (A) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Price Communications Corporation and its subsidiaries or over 20% of any class of equity or voting securities of Price Communications Corporation, any Price Corporation or over 20% of any class of equity or voting securities of any one or more of Price Wireless' subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Price Communications Corporation and its subsidiaries, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party's beneficially owning 20% or more of any class of equity or voting securities of Price Communications Corporation, any Price Corporation or over 20% of any class of equity or voting securities of any one or more Price Wireless' subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Price Communications Corporation and its subsidiaries, or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Price Communications Corporation, any Price Corporation or over 20% of any class of equity or voting securities of any one or more Price Wireless' subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Price Communications Corporation and its subsidiaries; PROVIDED that, notwithstanding the foregoing, the acquisition by any institutional investor of any securities of Price Communications

Corporation, directly or indirectly, in connection with its investment operations in the ordinary course of business shall not constitute an "Acquisition Proposal" if (I) such investor and its affiliates do not at any time beneficially own voting securities of Price Communications Corporation representing more than 30% of the total voting power of all outstanding voting securities of Price Communications Corporation and (II) such activities are for investment purposes only and are not, alone or in concert with others, in connection with any plan, arrangement, understanding, proposal, or intention to influence, or affect control over the management, board of directors or policies of Price Communications Corporation, PROVIDED FURTHER that, notwithstanding the foregoing, an Acquisition Proposal shall be deemed to exist if at any time such investor or its affiliates shall fail to, or no longer, comply with (I) or (II) of the foregoing.

         "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal on terms that the Board of Directors of Price Communications Corporation determines in good faith by a majority vote, on the basis of the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all Price Communications Corporation's shareholders than as provided under the Transaction Agreement and for which financing, to the extent required, is then either fully committed or reasonably determined to be available by the Board of Directors of Price Communications Corporation; PROVIDED that, notwithstanding the fact that the transactions contemplated by the Transaction Agreement do not contemplate the distribution of consideration to the Price Communication Corporation's shareholders, for purposes of determining whether an Acquisition Proposal is a Superior Proposal, the transactions contemplated by the Transaction Agreement shall be deemed to have an aggregate value of at least $2,060 million to such shareholders, assuming they were consummated.

         The Voting Agreement is being filed as an exhibit hereto and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Voting Agreement, dated as of November 14, 2000, among Verizon Wireless Inc., Robert Price and Kim Pressman.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     November  27, 2000


                                                     /s/ Robert Price
                                                     ----------------------
                                                         Robert Price